FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Year-End Dividend for Fiscal 2005
Pioneer to Repurchase Its Shares of Common Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: March 14, 2005
	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated March 11, 2005, concerning the anticipated year-end dividend for fiscal 2005, ending March 31, 2005 and the record date.
2.	The announcement released by the Company to the press in Japan dated March 11, 2005, concerning the resolution to repurchase its shares of common stock.

For Immediate Release March 11, 2005

Pioneer Announces Year-End Dividend for Fiscal 2005

TOKYO — Pioneer Corporation has announced a year-end cash dividend of ¥12.5 per share of common stock for fiscal 2005, ending March 31, the same amount as the previous fiscal year. Subject to resolution at a meeting of the Company’s board of directors to be held in late April and approval at an ordinary general meeting of shareholders to be held in late June, the dividend will be paid to shareholders or pledgees registered as of March 31, 2005, Japan time.

The Company’s policy on dividends allows for dividend continuance and stability. In addition, the Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results and other factors.

     [Dividend Amount per Share of Common Stock]

	Fiscal 2005	Fiscal 2004
Interim dividend	¥12.5	¥12.5
Year-end dividend	¥12.5	¥12.5

Total annual dividend	¥25.0	¥25.0

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

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For further information, please contact:
Hideki Okayasu
Senior Executive Officer and General Manager, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html

For Immediate Release March 11, 2005

Pioneer to Repurchase Its Shares of Common Stock

TOKYO — Pioneer Corporation has announced that, at the meeting of its board of directors held on March 11, 2005, it resolved to repurchase its shares of common stock as follows, pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan.

Description

1.	Reason:
To take timely, flexible measures to achieve the Company’s capital policy in a rapidly changing business environment

2.	Particulars:
(1)	Type of shares to be purchased:
Shares of common stock of the Company

(2)	Total number of shares to be purchased:
Up to 1,000,000 shares (0.55% of total shares issued)

(3)	Total purchase price:
Up to 2,000,000,000 yen

(4)	Period during which shares may be purchased:
From March 14, 2005 to May 11, 2005

References (Information as of September 30, 2004):
(1)	Number of total issued shares of common stock of the Company:
180,063,836 shares

(2)	Number of treasury stock held by the Company:
4,631,332 shares (2.57% of total shares issued)

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For further information, please contact:
Hideki Okayasu
Senior Executive Officer and General Manager, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html